EXHIBIT 3.1

                             Giddings & Lewis, Inc.
                              Amendment to By-Laws

             Section 3.01(b) of the By-laws was amended effective at the time of the 1997 Annual Meeting of Shareholders to provide in its entirety as follows:

             (b) The number of directors of the Corporation shall be six (6), divided into three (3) classes of two (2), two (2) and two (2) directors, respectively. At each Annual Meeting the successors to the class of directors whose term shall expire at the time of such Annual Meeting shall be elected to hold office until the third succeeding Annual Meeting, and until such directors' successors are duly elected and, if necessary, qualified or until there is a decease in the number of directors that takes effect after the expiration of such directors' term.